April 6, 2005


Ms. Beverly A. Singleton
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549
Telephone: 202-942-1912

Re:  American Southwest Holdings, Inc.
     Item 401 Form 8-K, filed April 1, 2005
     File NO. 0-27947

Dear Ms. Singleton:

This letter has been prepared in response to your comment letter dated April 1, 2005, regarding the Form 8-K filed April 1, 2005 by American Southwest Holdings, Inc. (the "Company") relating to the change in auditors for the Company (the "Form 8-K").

Below we outline point-by-point the changes we would propose to make in order for our 8-K to better conform to standards. If these changes appear to you to be appropriate, we will file an amendment to the Form 8-K promptly via EDGAR.

ITEM 401 FORM 8-K.

COMMENT:

1. Revise the disclosure in the first paragraph to clarify whether the Board of Directors approved the resignation, declined to stand for re-election or dismissal of the former auditors, Shelley International CPA. In this regard, the use of "termination" should be replaced. See Item 304(a)(1)(i) of Regulation S-B.

PROPOSED RESPONSE:  We will amend Item 401 of our Form 8-K to read as follows:

     ITEM 4.01  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

          On March 28, 2005, the Board of Directors of American Southwest Holdings, Inc. (the "Registrant") approved the dismissal of Shelley International CPA ("Shelley") as the Registrant's certifying accountant and approved the engagement of Semple & Cooper, LLP ("S&C") as the Registrant's certifying accountant.

          Shelley had been Registrant's certifying accountant for the three prior fiscal years. During the past three years Shelley's report on Registrant's financial statements contained no adverse opinion or disclaimer of opinion, nor was modified as to uncertainty, audit scope, or accounting principles, except for a fourth explanatory paragraph regarding Registrant's "ability to continue as a going concern." Registrant had no disagreements with Shelley during the past three years and any subsequent interim periods preceding the date of dismissal on March 28, 2005 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Shelley, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

Ms. Beverly A. Singleton
Division of Corporate Finance
United States Securities and Exchange Commission
April 6, 2005
Page 2
--------------------------------------------------------------------------------

          Registrant did not consult with S&C prior to its engagement regarding the application of any accounting principles or any type of audit opinion that might be rendered by it.

          Registrant has made the contents of this Form 8-K filing available to Shelley and requested it to furnish a letter to the Securities and Exchange Commission as to whether Shelley agrees or disagrees with, or wishes to clarify Registrant's expression of their views. A copy of Shelley's letter to the SEC is included an as exhibit to this filing.

          Registrant has made the contents of this Form 8-K filing available to S&C and requested it to furnish a letter to the Securities and Exchange Commission as to whether S&C agrees or disagrees with, or wishes to clarify Registrant's expression of their views.


COMMENT:

2. File as Exhibit 16.1, a letter from Shelley International CPA, your former auditors, indicating whether or not they agree with your revised disclosures that are reflected in the amended Item 4.01 Form 8-K. See Item 304(a)(3) o0f Regulation S-B.

OUR PROPOSED RESPONSE: We had requested the Exhibit 16 letter to the SEC from Shelley International, CPA prior to the filing of the Form 8-K; however, as of the date of filing of the Form 8-K, we had not yet received the requested letter. We anticipate the Exhibit 16 will read as follows:

                                                                 EXHIBIT 16


     Securities and Exchange Commission
     450 Fifth Street, N.W.
     Washington, D.C. 20549

     RE:  Dismissal American Southwest Holdings, Inc.

     Gentlemen:

     We have read and agree with the comments in Item 4.01 of Form 8-K for American Southwest Holdings, Inc. dated as of March 28, 2005.

     /s/ Shelley International CPA

     Mesa, Arizona
     March 29, 2005

Upon receipt of the required Exhibit 16, Item 9.01 will be added to the Form 8-K amendment to read as follows:

Ms. Beverly A. Singleton
Division of Corporate Finance
United States Securities and Exchange Commission
April 6, 2005
Page 3
--------------------------------------------------------------------------------

     ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements of Businesses Acquired. Not applicable.

          (b)  Pro-Forma Financial Information. Not applicable.

          (c)  Exhibits.

               Exhibit
               Number                      Description
               -------                     -----------

                 16       Letter of Shelley International CPA to the SEC.


A redline copy of the proposed amended Form 8-K is attached hereto for your review and approval.

We also accept and acknowledge each of the following points:

     o We are responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In order to expedite this review process, should you have any specific questions or require additional information, please feel free to contact Michael K. Hair, Esq., attorney for the Company, at 480-443-9657; Fax: 480-443-1908. We plan to file the appropriate amendment to the Form 8-K promptly after we have your input on our proposed changes and upon receipt of Exhibit 16 from Shelley International CPA.

Regards,

AMERICAN SOUTHWEST HOLDINGS, INC.

/s/ Alan Doyle
Alan Doyle
President (Chief Executive Officer)

Enclosures

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                    FORM 8-K


                                 CURRENT REPORT

                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934


       Date of Report (Date of earliest event reported): March 28, 2005


                        AMERICAN SOUTHWEST HOLDINGS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          DELAWARE                      0-27947                   86-0800964
--------------------------------------------------------------------------------
(State or other jurisdiction          (Commission               (IRS Employer
      of incorporation)               File Number)           Identification No.)


4225 N. BROWN AVE., SCOTTSDALE, ARIZONA                             85251
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)


       Registrant's telephone number, including area code: (480) 946-4006

ITEM 4.01  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT


     On March 28, 2005, the Board of Directors of American Southwest Holdings, Inc. (the "Registrant") approved the dismissal of Shelley International CPA
("Shelley") as the Registrant's certifying accountant and approved the engagement of Semple & Cooper, LLP ("S&C") as the Registrant's certifying accountant.


     Shelley had been Registrant's certifying accountant for the three prior fiscal years. During the past three years Shelley's report on Registrant's financial statements contained no adverse opinion or disclaimer of opinion, nor was modified as to uncertainty, audit scope, or accounting principles, except for a fourth explanatory paragraph regarding Registrant's "ability to continue as a going concern." Registrant had no disagreements with Shelley during the past three years and any subsequent interim periods preceding the date of dismissal on March 28, 2005 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Shelley, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

     Registrant did not consult with S&C prior to its engagement regarding the application of any accounting principles or any type of audit opinion that might be rendered by it.


     Registrant has made the contents of this Form 8-K filing available to Shelley and requested it to furnish a letter to the Securities and Exchange Commission as to whether Shelley agrees or disagrees with, or wishes to clarify Registrant's expression of their views. A copy of Shelley's letter to the SEC is included an as Exhibit 16 to this filing.


     Registrant has made the contents of this Form 8-K filing available to S&C and requested it to furnish a letter to the Securities and Exchange Commission as to whether S&C agrees or disagrees with, or wishes to clarify Registrant's expression of their views.


ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements of Businesses Acquired. Not applicable.

     (b)  Pro-Forma Financial Information. Not applicable.

     (c)  Exhibits.

          Exhibit
          Number                      Description
          -------                     -----------

            16       Letter of Shelley International CPA to the SEC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

                                  AMERICAN SOUTHWEST HOLDINGS, INC.




Date: April __, 2005              By: /s/ Alan Doyle
                                      -------------------------------------
                                      Alan Doyle
                                      President (Chief Executive Officer)

                                                                      EXHIBIT 16


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Dismissal by American Southwest Holdings, Inc.

Gentlemen:

We have read and agree with the comments in Item 4.01 of Form 8-K for American Southwest Holdings, Inc. dated as of March 28, 2005.

/s/ Shelley International CPA

Mesa, Arizona
March 29, 2005